Exhibit 99.1

Qudian Inc. Reports Third Quarter 2018 Unaudited Financial Results and Issues Notice of Annual General Meeting

XIAMEN, November 21, 2018 /PRNewswire/ -- Qudian Inc. ("Qudian" or the "Company") (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Operational Highlights:

•	Total outstanding loan balance[1] as of September 30, 2018 increased by 17.7% to RMB 15.3 billion from September 30, 2017
•	Total number of registered users as of September 30, 2018 increased by 23.7% to 70.0 million from September 30, 2017
•	Number of outstanding borrowers[2] as of September 30, 2018 was 4.9 million, compared with 6.3 million as of September 30, 2017, as a result of tightened credit standards and longer loan tenure
•	Cumulative number of borrowers[3] as of September 30, 2018 was 16.3 million, compared with 12.9 million as of September 30, 2017; New active borrowers[4] for this quarter was 580,727
•	M1+ Delinquency Rate by Vintage[5] for loans generated since January 1, 2018 was around 1.7% through October 31, 2018, as a result of successful implementation of tighter credit standards
[1]	Including off-balance sheet loans directly funded by our funding partners.
[2]	Outstanding borrowers are borrowers who have outstanding loans as of a particular date.
[3]	Cumulative number of borrowers are borrowers who have drawn down credit on or prior to a particular date, on a cumulative basis.
[4]	Active borrowers are borrowers who have drawn down credit in the specified period.
[5]

M1+ Delinquency Rate by Vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage.

Third Quarter 2018 Financial Highlights:

•	Total revenues increased by 32.9% year-on-year to RMB1,928.9 million (US$280.9 million)
•	Loan facilitation income and others increased substantially year-on-year to RMB337.9 million (US$49.2 million) from RMB100.8 million
•	Financing income was RMB960.2 million (US$139.8 million), compared with RMB1,053.9 million for the same period last year
•	Sales income generated by the Dabai Auto business was RMB586.1 million (US$85.3 million), compared to nil in the third quarter of 2017
•	Net income increased by 5.1% year-on-year to RMB683.8 million (US$99.6 million), or RMB2.13 (US$0.31) per diluted ADS
•

Non-GAAP net income[6] increased by 4.7% year-on-year to RMB694.3 million (US$101.1 million), or RMB2.17 (US$0.32) per diluted ADS; Excluding a non-recurring foreign exchange loss of RMB52.8 million (US$7.7 million), our non-GAAP net income would have been RMB747.1 million (US$108.8 million)

[6]	For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

“We are pleased to report another quarter of solid results,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We further solidified our leading position in the online small consumer lending industry as the number of our registered users continued to grow, reaching 70 million as of the end of the third quarter. In particular, we continued to deliver a better service experience and set costs to borrowers at a highly competitive level, which drove an increase of more than 580,000 new active users to our platform in the third quarter with zero incremental marketing costs, even after the termination of user engagement on paid Alipay dedicated channel. With 70.0 million registered users and 29.1 million credit approved users, Qudian has an extensive user base and is well-positioned to serve more users directly. Accordingly, we recently launched our credit referral channel for excess traffic and partnered with 10 leading financial service platforms to offer our unserved users a broader spectrum of financial products and services.”

“With a focus on risk-adjusted profitability, we have further scaled down our budget car financing business as we emphasize our core small consumer credit businesses. Looking ahead, amidst the challenging regulatory environment, we are excited by the opportunities presented by our very flexible ‘on-balance sheet + off-balance sheet + referral business’ model to provide affordable credit to millions of users who are underserved by traditional financial institutions,” Mr. Luo concluded.

“We continued to deliver strong results with improved profitability in our core consumption credit businesses,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “If we had excluded a non-recurring foreign exchange loss of RMB52.8 million, our non-GAAP net income would have been RMB747.1 million for this quarter. We successfully grew our loan book by 17.7% year-over-year to RMB15.3 billion, while credit quality showed strong resilience, with delinquency rates for new loans originated this year remaining within our expectations. We were pleased to see our user base continue to experience solid growth, even with the termination of paid Alipay marketing, which resulted in a 36.1% year-on-year decline in marketing costs. Additionally, we maintained stable institutional funding sources and sufficient cash reserves, with funding costs further decreasing year-over-year by 29.0%. During this quarter, we entered into new funding arrangements with six regulated and licensed institutional funding partners. Looking ahead, we believe our strong asset quality and cash position will help us achieve sustainable future growth as we continue to explore emerging opportunities to further monetize our large user base.”

“Going into the fourth quarter, we expect macro economic challenges and uncertainties to continue. Yet, as demonstrated by our solid track record, we believe that our technology-based and data-driven approach will continue to enable us to navigate within the deep pocket of users and keep credit quality within manageable ranges. Accordingly, we expect our outstanding loan balance to grow sustainably and to meet our full year non-GAAP net income guidance of RMB2.5 billion, excluding non-recurring costs and charges.”

“We continued to purchase company shares in the open market given the visible disconnect between company’s value and fundamentals. As of November 21, 2018, we have purchased approximately US$240.9 million worth of shares under the repurchase plan announced in December 2017. In addition, our board of directors approved an extension of the current US$300 million repurchase program for another year as a sign of confidence in our business operations.”

Third Quarter 2018 Financial Results

Total revenues were RMB1,928.9 million (US$280.9 million), an increase of 32.9% from RMB1,451.0 million for the same quarter of 2017, mainly driven by growth of revenues from sales income generated by Dabai Auto business and loan facilitation income and others, partially offset by a decrease in revenue from sales commission fees.

Financing income totaled RMB960.2 million (US$139.8 million), a decrease of 8.9% from RMB1,053.9 million for the same quarter of 2017, due to a decrease in on-balance sheet transactions.

Loan facilitation income and others substantially increased to RMB337.9 million (US$49.2 million) from RMB100.8 million for the same quarter of 2017, as a result of a substantial increase in off-balance sheet transactions and the adoption of ASC 606 Revenue from contracts with customers, effective January 1, 2018. Prior to the adoption of ASC 606, loan facilitation service income was limited to the amount that is not contingent on the delivery of the undelivered post origination services. Upon adoption of ASC 606, the total consideration is allocated between the loan facilitation service and post origination services performance obligations. Loan facilitation service income is recognized when the service is rendered, i.e. successfully matching borrowers with institutional funding partners. The amount recognized is limited to the amount of variable consideration that is probable not to be reversed in future periods. Accordingly, the timing of revenue recognition for loan facilitation service income collected in periodical instalments will be recognized earlier under ASC 606. The adoption of ASC 606 resulted in an increase of RMB122.6 million (US$17.8 million) in loan facilitation income for the third quarter of 2018.

Sales income was RMB586.1 million (US$85.3 million) compared to nil in the third quarter of 2017 as a result of the launch of the new Dabai Auto business.

Sales commission fees decreased by 87.9% to RMB35.7 million (US$5.2 million) from RMB294.8 million for the same quarter of 2017, as a result of a decrease in the gross merchandise value relating to the merchandise credit business.

Total operating costs and expenses increased by 62.3% to RMB1,229.0 million (US$178.9 million) from RMB757.5 million for the same quarter of 2017.

Cost of revenues increased substantially to RMB698.5 million (US$101.7 million) from RMB258.9 million for the same quarter of 2017, primarily due to costs incurred by the Dabai Auto business, partially offset by a decrease in funding costs associated with our core online consumer finance businesses.

Sales and marketing expenses decreased by 36.1% to RMB120.1 million (US$17.5 million) from RMB187.9 million for the third quarter of 2017. The decrease was primarily due to a significant decrease in sales and marketing expenses for our core online small consumer credit businesses as a result of a significant increase in repeated transactions directly on our apps and termination of paid marketing through Alipay’s dedicated channel for online third-party service providers, partially offset by an increase in expenses associated with the new Dabai Auto business.

General and administrative expenses were RMB48.2 million (US$7.0 million), flat from RMB51.1 million for the third quarter of 2017.

Research and development expenses decreased by 21.7% to RMB41.2 million (US$6.0 million) from RMB52.7 million for the third quarter of 2017.

Provision for loan principal, financing service fee receivables and other receivables increased by 73.7% to RMB292.4 million (US$42.6 million) from RMB168.4 million for the third quarter of 2017. The increase was primarily due to an increase in the loan balance and M1+ overdue loan principals and financing services fees receivables.

As of September 30, 2018, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB435.5 million (US$63.4 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB515.7 million (US$75.1 million), indicating M1+ Delinquency Coverage Ratio of 1.2x.

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2017 and 2018, before charge-offs:

Income from operations was RMB702.8 million (US$102.3 million), flat from the third quarter of 2017.

Net income attributable to Qudian’s shareholders increased by 5.1% to RMB683.8 million (US$99.6 million), or RMB2.13 (US$0.31) per diluted ADS, compared to RMB650.7 million, or RMB2.20 per diluted ADS, for the third quarter of 2017.

Non-GAAP Net income attributable to Qudian shareholders increased by 4.7% to RMB694.3 million (US$101.1 million), or RMB2.17 (US$0.32) per diluted ADS, compared to RMB663.3 million, or RMB2.24 per diluted ADS, for the third quarter of 2017.

As of September 30, 2018, the Company had cash and cash equivalents of RMB2,754.4 million (US$401.1 million) and restricted cash of RMB1,183.3 million (US$172.3 million).

For the third quarter of 2018, net cash provided by operating activities was RMB1,378.8 million (US$200.8 million), mainly attributable to net income of RMB683.8 million (US$99.6 million) and a decrease in other current and non-current assets of RMB292.6 million (US$42.6 million) and an increase in other current and non-current liabilities of RMB189.1 million (US$27.5 million). Net cash provided by investing activities was RMB643.4 million (US$93.7 million), mainly due to proceeds from collection of loan principal of RMB9,065.9 million (US$1,320.0 million) and proceeds from redemption of short-term investments of RMB250.7 million (US$36.5 million), partially offset by payments to originate loan principal of RMB8,265.5 million (US$1,203.5 million) and payments to originate finance lease receivables of RMB518.9 million (US$75.5 million). Net cash used in financing activities was RMB2,451.8 million (US$357.0 million), mainly due to repayments of borrowings of RMB4,031.0 million (US$586.9 million) and repurchase of ordinary shares of RMB303.8 million (US$44.2 million), partially offset by proceeds from borrowings of RMB1,805.9 million (US$262.9 million)

Update on Share Repurchase

On December 1, 2017, the Company announced that its Board of Directors authorized the repurchase of up to US$300 million of the Company’s American Depositary Shares in open market transactions. As of November 21, 2018, the amount purchased under this repurchase plan was approximately US$240.9 million. Our board of directors has approved to extend the repurchase program for another year, until November 25, 2019.

Outlook

The Company expects that its total non-GAAP net income for the full year of 2018 will be greater than RMB2.5 billion after excluding non-recurring costs and charges.

The above outlook is based on current market conditions and reflects the Company's preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to change.

Qudian to Hold Annual General Meeting on December 28, 2018

Qudian announced that it will hold its annual general meeting of shareholders (the "AGM") at Level 37, Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province, China, on December 28, 2018 at 11:00AM (Beijing / Hong Kong Time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company's ADSs to discuss the Company’s affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on December 5, 2018 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and attend the AGM or any adjournment or postponement thereof.

Holders of record of the ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

The notice of the annual general meeting is available on the Company's website at http://ir.qudian.com. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2018. Holders of the Ordinary Shares and the Company’s American depositary shares may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.qudian.com, or from the website of the U.S. Securities and Exchange Commission at http://www.sec.gov, or by contacting Qudian at Level 37, Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province, China, attention: Ms. Annie Huang, email: ir@qudian.com.

Conference Call

The Company's management will host an earnings conference call on November 21, 2018 at 7:00 AM U.S. Eastern Time, 2018 (8:00 PM Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1-866-519-4004 (toll-free) / +1-845-675-0437

International:	+65-6713-5090

Hong Kong:	800-906-601 (toll-free) / +852-3018-6771

Mainland China:	400-620-8038 / 800-819-0121

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "Qudian Conference Call". Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 29, 2018, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-28199-0299

Hong Kong:	800-963-117 (toll-free) / +852-3051-2780

Mainland China:	400-632-2162 (toll-free) / 800-870-0205 (toll-free)

Replay access code:	7377928

About Qudian Inc.

Qudian Inc. ("Qudian" or the “Company”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian's data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian's business and offerings.

For more information, please visit ir.qudian.com

Use of Non-GAAP Financial Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its credit products; Qudian's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Investor Relations
Annie Huang
Director of Capital Markets

E-mail: ir@qudian.com

Media

Binbin Yang
VP, Public Relations
E-mail: pr@qudian.com

The Foote Group

Philip Lisio

Tel: +86-135-0116-6560

E-mail: qudian@thefootegroup.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,
	2017	2018
(In thousands except for number of shares and per share data)	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Revenues:
Financing income	1,053,902	960,207	139,809
Sales commission fees	294,811	35,650	5,191
Sales income	—	586,057	85,332
Penalty fees	1,478	9,047	1,317
Loan facilitation income and others	100,816	337,949	49,206
Total revenues	1,451,007	1,928,911	280,855
Operating cost and expenses:
Cost of revenues	(258,920)	(698,519)	(101,706)
Sales and marketing	(187,863)	(120,071)	(17,483)
General and administrative	(51,132)	(48,233)	(7,023)
Research and development	(52,659)	(41,237)	(6,004)
Loss of guarantee liabilities	(38,527)	(28,578)	(4,161)
Provision for loan principal, financing service fee receivables and other receivables	(168,355)	(292,350)	(42,567)
Total operating cost and expenses	(757,456)	(1,228,988)	(178,944)
Other operating income	2,266	2,886	420
Income from operations	695,817	702,809	102,331
Interest and investment (loss)/income, net	744	23,487	3,420
Foreign exchange loss, net	—	(52,799)	(7,688)
Other income	86	2,445	356
Other expense	(3)	(56)	(8)
Net income before income taxes	696,644	675,886	98,411
Income tax expenses	(45,939)	7,897	1,150
Net income	650,705	683,783	99,561
Net income attributable to Qudian Inc.’s shareholders	650,705	683,783	99,561
Earnings per share for Class A and Class B ordinary shares:
Basic	9.07	2.15	0.31
Diluted	2.20	2.13	0.31
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic		2.15	0.31
Diluted		2.13	0.31
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	71,777,584	318,484,524	318,484,524
Diluted	295,955,489	320,441,092	320,441,092
Other comprehensive gain:
Foreign currency translation adjustment	—	60,586	8,821
Total comprehensive income	650,705	744,369	108,382
Total comprehensive income attributable to Qudian Inc.’s shareholders	650,705	744,369	108,382

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30, 2018	As of September 30, 2018
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,904,627	2,754,416	401,051
Restricted cash	1,458,463	1,183,324	172,295
Short-term investments	67,579	28,830	4,198
Short-term loan principal and financing service fee receivables, net	10,098,603	9,062,727	1,319,558
Short-term finance lease receivables	389,683	484,831	70,593
Short-term amounts due from related parties	336,179	257,641	37,513
Contract assets	433,532	564,394	82,177
Other current assets	1,242,202	1,058,713	154,152
Total current assets	16,930,867	15,394,875	2,241,537
Non-current assets:
Long-term finance lease receivables	690,612	679,997	99,009
Investment in equity method investee	42,253	39,712	5,782
Property and equipment, net	11,361	25,482	3,710
Intangible assets	8,553	6,683	973
Land use right	106,000	107,247	15,615
Long-term contract asset	9,209	—	—
Deferred tax assets	178,359	173,760	25,300
Other non-current assets	8,407	8,909	1,297
Total non-current assets	1,054,752	1,041,789	151,687
TOTAL ASSETS	17,985,619	16,436,664	2,393,224

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30, 2018	As of September 30, 2018
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	6,031,503	4,810,799	700,466
Accrued expenses and other current liabilities	386,229	477,482	69,523
Short-term amounts due to related parties	1,112,257	1,527	222
Guarantee liabilities	86,085	169,816	24,726
Income tax payable	231,601	189,983	27,662
Total current liabilities	7,847,675	5,649,607	822,599
Non-current liabilities:
Long-term borrowings and interest payables	—	198,000	28,829
Total non-current liabilities	—	198,000	28,829
Total liabilities	7,847,675	5,847,607	851,428
Commitments and contingencies
Shareholders’ equity:
Class A Ordinary shares	176	165	24
Class B Ordinary shares	44	44	6
Treasury shares	(557,406)	(17,940)	(2,612)
Additional paid-in capital	7,186,744	6,354,032	925,165
Accumulated other comprehensive loss	(107,255)	(46,670)	(6,795)
Retained earnings	3,615,642	4,299,425	626,008
Total shareholders’ equity	10,137,945	10,589,057	1,541,796
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,985,619	16,436,664	2,393,224

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended September 30,
	2017	2018
(In thousands except for number of shares and per share data)	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Total net income attributable to Qudian Inc.’s shareholders	650,705	683,783	99,561
Add: Share-based compensation expenses	12,585	10,529	1,533
Non-GAAP net income attributable to Qudian Inc.’s shareholders	663,290	694,312	101,094
Non-GAAP net income per share—basic	9.24	2.18	0.32
Non-GAAP net income per share—diluted	2.24	2.17	0.32
Weighted average shares outstanding—basic	71,777,584	318,484,524	318,484,524
Weighted average shares outstanding—diluted	295,955,489	320,441,092	320,441,092